Exhibit (a)(1)(m)

Chairman’s Letter
23 January 2007

Dear Rinker Shareholder,

In November 2006, CEMEX sent you a Bidder’s Statement, which included an Offer to acquire all of your Rinker Shares for US$13.00 per share (equivalent to A$16.551) and any Rinker ADSs for US$65.00 per ADS (each Rinker ADS represents five Rinker Shares). Subsequently, in December 2006, CEMEX sent you a First Supplementary Bidder’s Statement which supplemented and corrected information contained in the Bidder’s Statement and extended the Offer Period.

The accompanying Statement includes a notice that the Offer Period has been further extended to 7pm (Sydney time) on 30 March 2007 and an update on certain matters that have occurred since the First Supplementary Bidder’s Statement was lodged with ASIC on 8 December 2006.

CEMEX believes the Offer for Rinker is compelling for you as a shareholder. I encourage you to accept the Offer by following the instructions on the Share Acceptance Form (for Rinker Shares) or ADS Letter of Transmittal (for Rinker ADSs) that was enclosed with the First Supplementary Bidder’s Statement. You can obtain another copy of these documents by calling the CEMEX Offer Information Line (see the telephone numbers on the last page of the accompanying Statement). If you change your mind about accepting the Offer (or your currency election), you may be able to withdraw your acceptance under the terms of the Offer (see Section 1.1 of the accompanying Statement and Section 1.3 of the First Supplementary Bidder’s Statement for a discussion of your withdrawal rights).

Yours faithfully,

Lorenzo H. Zambrano
Chairman and Chief Executive Officer
CEMEX, S.A.B. de C.V.

1.   Based on an exchange rate of A$1.00 to US$0.7856 which represents the average of the WM/Reuters Intraday Mid Spot Rates on 17 January 2007. See Section 1.2 of the First Supplementary Bidder’s Statement for a discussion of currency exchange rates and exchange rate risk.

CEMEX Australia Pty Ltd ACN 122 401 405
a wholly owned subsidiary of CEMEX, S.A.B. de C.V.

Second Supplementary
Bidder’s Statement

This is a supplementary bidder’s statement under section 643 of the Corporations Act and a notice under sections 630(2) and 650D of the Corporations Act. It is the second supplementary bidder’s statement issued by Bidder in relation to its off-market takeover bid for Rinker.
This document (Statement) supplements the Bidder’s Statement dated 30 October 2006 (as previously supplemented by the First Supplementary Bidder’s Statement dated 8 December 2006) issued by Bidder and is to be read together with the Bidder’s Statement and the First Supplementary Bidder’s Statement. This Statement will prevail to the extent of any inconsistency with those documents.
A copy of this Statement was lodged with ASIC on 23 January 2007. Neither ASIC nor any of its officers takes any responsibility for the contents of this Statement.
Words and phrases defined in the Bidder’s Statement or the First Supplementary Bidder’s Statement have the same meaning in this Statement, unless the context requires otherwise.

1. Offer Period

1.1 Variation of Offer - extension of Offer Period
Bidder gives notice that it varies the Offer by extending the Offer Period until 7pm (Sydney time) on 30 March 2007 / 5am (New York time) on 30 March 2007.

This variation has the effect of postponing, for more than one month, the time when Bidder must meet its obligations for Rinker Securityholders who have already accepted the Offer. As a result, under section 650E of the Corporations Act such Rinker Securityholders may withdraw their acceptance of the Offer by giving notice within one month beginning on the day after the day on which they first receive a copy of this Statement.

Rinker Securityholders who withdraw their acceptance must return any consideration received for accepting the Offer. See Section 8.9 of the Bidder’s Statement for instructions on how to withdraw an acceptance of the Offer.
If a Rinker Securityholder withdraws an acceptance of the Offer in this manner, Bidder must:

•  return to the Rinker Securityholder any documents that were sent to Bidder with the acceptance of the Offer within 14 days after the day it is given the withdrawal notice and any consideration is returned; and

•  in the case of CHESS Holdings of Rinker Shares, transmit to ASTC a Valid Message that authorises the release of those securities from the Offer Accepted Subposition in which the Holding has been reserved.

(Words defined in the ASTC Settlement Rules have the same meaning when used in this section, unless the context requires otherwise.)

CEMEX Second Supplementary Bidder's Statement    1

1.2 New date for notice on the status of the Defeating Conditions
Due to the extension of the Offer Period, the date for giving the notice on the status of the Defeating Conditions required by section 630(1) of the Corporations Act has changed from 23 January 2007 to 22 March 2007 (subject to variation in accordance with section 630(2) of the Corporations Act if the Offer Period is further extended).

As at the date of this Statement, the Offer has not been freed from any Defeating Condition nor, so far as the Bidder knows, has any Defeating Condition been fulfilled other than the Defeating Condition relating to CEMEX shareholder approval (see Section 4.2 of the First Supplementary Bidder’s Statement).

2. Funding arrangements

There have been changes to the committed funding arrangements, as summarised below.

2.1 Acquisition Facility
The commitments of the lenders under the Acquisition Facility have been syndicated to a number of banks. The terms of the Acquisition Facility have not been materially amended since that agreement was signed.

2.2 Bridge Facility and Existing Committed Facilities
The commitments granted by the Bridge Facility Lenders under the Bridge Facility (which was for US$1.5 billion) have been cancelled, effective 18 December 2006, by agreement between CEMEX, CEMEX Netherlands and the Bridge Facility Lenders.

CEMEX no longer proposes to source any funds to be made available to Bidder to pay the Offer Amount (and costs associated with the Offer) from the Existing Committed Facilities (from which US$1.1 billion had been reserved).

In lieu of the Bridge Facility and the Existing Committed Facilities, CEMEX now proposes to partly source the necessary funds to be made available to Bidder to pay the Offer Amount (and costs associated with the Offer) from:

(a)	a new US$1 billion term loan facility (the US$1 billion Committed Facility) arranged by CEMEX, as borrower, with the lenders under the facility, which include ING Bank N.V., Société Générale, S.A., BNP Paribas, Calyon, New York Branch, Banco Santander, S.A. Instución de Banca Multiple Grupo Financiero Santander and Barclays Bank Plc; and

(b)	at least US$500 million in cash and cash equivalents which are not subject to security interests, rights of set off (other than customary rights of set off under CEMEX Group bank account terms and conditions) or any other arrangements that may materially affect CEMEX’s ability freely to use them towards payment of the Offer Amount (and costs associated with the Offer).

CEMEX Second Supplementary Bidder's Statement    2

2.3 US$1 billion Committed Facility
The US$1 billion Committed Facility is unsecured. It is, however, guaranteed by CEMEX México and ETM. The facility is undrawn and is not required to meet any other commitments of CEMEX and its subsidiaries.

Funds are available for drawdown under the US$1 billion Committed Facility for general corporate purposes and purposes related to the Offer.

Other relevant provisions of the facility documents include the following.

(a)     The US$1 billion Committed Facility is available for drawdown until 12 November 2007 or shorter if the commitments under the facility are terminated in accordance with its terms.

(b)    CEMEX’s right to make a drawing under the US$1 billion Committed Facility is subject to satisfaction of various conditions precedent (which CEMEX considers to be customary for facilities of this nature and within its sole control) including:

         (i)      that no event of default or potential event of default has occurred and is continuing or would result from such drawing; and

         (ii)      the accuracy of the representations and warranties under the facility agreement and certain related documents.

(c)     The US$1 billion Committed Facility is subject to events of default (which CEMEX considers to be customary for facilities of this nature), including:

         (i)      payment default which is unremedied for three business days;

         (ii)     material breach of representations and warranties which is unremedied for 30 days;

         (iii)    default by CEMEX or a guarantor of the facility of its obligations under the facility agreement and certain related documents (which, in some cases, is unremedied for 30 days);

         (iv)    default by CEMEX or a guarantor of the facility of its obligations under any indenture, agreement or instrument relating to a material debt (US$75 million or more) which results in the acceleration of that debt;

         (v)     certain bankruptcy events;

         (vi)    failure to discharge or bond certain judgments in excess of US$50 million;

         (vii)   obligations of CEMEX, or a guarantor of the facility, under the facility fail to rank pari passu with all of CEMEX’s (or the relevant guarantor’s) other senior unsecured debt;

         (viii)   CEMEX or a guarantor of the facility contests the validity of any liability under the facility agreement or a related document;

         (ix)     failure to obtain or revocation of a governmental authority necessary for the validity of the facility agreement and related documents;

         (x)     expropriation, moratorium or limitation on the availability of foreign exchange; and

         (xi)    certain changes of ownership in or control of CEMEX or a guarantor of the facility.

CEMEX Second Supplementary Bidder's Statement    3

(d)    Certain undertakings and representations are given by CEMEX and each guarantor of the facility (which CEMEX considers to be customary for facilities of this nature), including:

         (i)      representations as to:

(A)	corporate existence and powers;

(B)	the obligations under the facility agreement and certain related agreements being legal, valid, binding and enforceable obligations;

(C)
the entry into and performance of the transactions contemplated by the facility agreement and certain related agreements will not conflict with any law, regulation, constitutional documents or any other agreement binding on it;

(D)	in the case of CEMEX only, the consolidated balance sheet of CEMEX and its subsidiaries fairly present the consolidated financial condition of CEMEX and its subsidiaries as at the date of the balance sheet;

(E)	there is no pending or threatened litigation that would be reasonably likely to have a material adverse effect or purports to affect the legality, validity or enforceability of the facility agreement and certain related documents; and

(F)	no default event has occurred and is continuing; and

         (ii)      undertakings that it will not:

                   (A)     consolidate or merge without complying with the terms of the facility agreement; or

                   (B)  sell assets or create liens (other than in certain circumstances).

2.4 Provision of consideration
On the basis of the arrangements described in Section 4 of the Bidder’s Statement (as supplemented by this Section 2 and by Section 4.1 of the First Supplementary Bidder’s Statement), Bidder and CEMEX believe that they have reasonable grounds for holding the view, and hold the view, that Bidder will be able to provide the consideration offered under the Offer.

CEMEX Second Supplementary Bidder's Statement    4

3. Consent

CEMEX has given, and has not before the date of this Statement withdrawn, its written consent to:

•   be named in this Statement in the form and context in which it has been named; and

•   the inclusion of each statement it has made, and each statement which is said in this Statement to be based on a statement it has made, in the form and context in which the statements have been included.

4. Approval

This Statement has been approved by a resolution passed by the directors of Bidder.

DATED 23 January 2007

SIGNED for and on behalf of CEMEX Australia Pty Ltd

Hector Medina
Director

CEMEX Second Supplementary Bidder's Statement    5

CEMEX Offer Information Line

Within Australia:     1300 721 344 (local call)

Within the US:        (866) 244 1296 (for retail investors) or (212) 750 5833 (for banks and brokers)

Elsewhere:             +61 3 9415 4344

Please note that, to the extent required by the Corporations Act, calls to these numbers will be recorded.